UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:

     Alon Holdings Blue Square-Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE-ISRAEL ANNOUNCES APPOINTMENT OF LIMOR GANOT AS CO-CEO

ROSH HAAYIN, Israel, March 22, 2013 Alon Holdings Blue Square - Israel Ltd. (NYSE: BSI) (hereinafter: “Alon Holdings”) announced today that Ms. Limor Ganot has been appointed to serve as the Co-CEO of Alon Holdings, alongside current CEO and Chief Operating Decision Maker Mr. David Wiessman, commencing April 1, 2013.

Ms. Ganot will spend two-thirds of her working time as Co-CEO of Alon Holdings and one-third of her time working with other companies in the Alon Group.

Since, 2004, Ms. Ganot has served in various capacities at Alon Israel Oil Company Ltd., and most recently as Vice President Business Development and Mergers and Acquisitions. Ms. Ganot is a certified CPA .

Yitzhak Bader, Chairman of the Board of Alon Holdings said, "We are pleased that Limor Ganot has agreed to serve as Co -CEO. Limor has a deep understanding and rich experience in our business and the business of our subsidiaries. We believe that with her experience and qualifications exhibited at her previous positions Limor can contribute significantly to the Alon Holdings group working alongside David Wiessman."

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in five reporting segments: In its supermarket segment, Alon Holdings, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 202 petrol stations and 210 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Holdings through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issue and clearance of YOU credit cards to the customer club members of the group.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

March 22, 2013	By:	/s/ Ortal Klein
Ortal Klein, Adv. Corporate Secretary

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